Exhibit 99.1

Sinovac Releases Statement on Healive Vaccine Suspension
Tuesday December 2, 7:00 am ET

BEIJING, Dec. 2 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Alternext US: SVA), a leading provider of vaccines in China, announced today that, the Health Services Bureau of Fengtai District in the City of Beijing suspended the use of 83 doses of inactivated hepatitis A vaccine Healive®, following a report of the death of a minor in the Fengtai District on November 27, 2008, which coincided with the administration of the vaccine two days prior.

The suspended vaccine was part of lot 2008052105 that passed the routine government inspection in July 2008. To date, 19,850 doses vaccines from the lot have been distributed. According to data released by the Center for Adverse Drug Reaction Monitoring of Beijing, there is no other reported adverse reaction to the lot to date. Sinovac has not received, and is not aware of, similar notice of suspension from any other district in Beijing where the lot has been distributed or any other part of China where other lots of the Healive® vaccine have been distributed. On November 29, 2008, the Beijing Drug Administration and Drug Administration of Haidian District of City of Beijing conducted a joint administrative investigation that included an inspection of the company's manufacturing site and review of its manufacturing, inspection and sales processes, and concluded in a written report that no abnormality was found.

Sinovac has full confidence in the quality of its products. It will continue to cooperate with government agencies in their investigation of the incident and will provide an update once the investigation is completed.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com .. To be added to our distribution list, please email: info@sinovac.com.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com